Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated July 28, 2016

Relating to Preliminary Prospectus dated July 27, 2016

Registration No. 333-204016

ARGOS THERAPEUTICS, INC.

9,090,909 Shares of Common Stock and

Warrants to Purchase 6,818,181 Shares of Common Stock

This free writing prospectus relates only to the shares of common stock and warrants to purchase shares of common stock described below and should be read together with the preliminary prospectus supplement dated July 27, 2016 (the “Preliminary Prospectus”) and the Registration Statement on Form S-3 (Registration No. 333-204016) (the “Registration Statement”) relating to these shares.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by Argos in this offering:	9,090,909 shares of our common stock.

Warrants offered by Argos in this offering:	Warrants to purchase up to 6,818,181 shares of our common stock. Each warrant will have an exercise price of $5.50 per share, will be exercisable upon issuance and will expire on August 2, 2021.

Public offering price:	The shares of common stock and warrants will be sold in combination, with one warrant to purchase up to 0.75 of a share of common stock accompanying each share of common stock sold. The combined purchase price for each share of common stock and accompanying warrant is $5.50.

Underwriting discount per share of common stock and accompanying warrant:	$0.33 The underwriters will not receive any underwriting discount on the sale of an aggregate of 4,818,180 shares of common stock and accompanying warrants sold to certain investors.

Net proceeds:

We estimate that the net proceeds we will receive from this offering will be approximately $48.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the warrants issued in this offering.

Based on our current operating plan, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments as of June 30, 2016, will enable us to fund our operating expenses through the third quarter of 2017. We expect that our available funds following this offering will be sufficient to fund our operations until such time as there are a sufficient number of events to permit the primary analysis and assessment of overall survival in our pivotal Phase 3 clinical trial of AGS-003 plus sunitinib or another targeted therapy for the treatment of newly diagnosed metastatic renal cell carcinoma, which we refer to as the ADAPT trial, and our share of the expected costs of leasing, building-out and equipping a commercial manufacturing facility assuming that we enter into the contemplated arrangements related to the facility that are described in the Preliminary Prospectus. We expect that these funds will not, however, be sufficient to enable us to complete required activities in preparation for the submission of a biologic license application (“BLA”) to the Food and Drug Administration for AGS-003, to commercially launch AGS-003 or to complete the build-out and equipping of a commercial manufacturing facility without entering into such arrangements related to the facility. These expectations are based on our current operating plan under which we implemented measures to reduce our operating expenses, including, among other measures, reductions in spending for activities in preparation for submission of a BLA and a workforce reduction action plan designed to streamline operations and reduce our operating expenses. Under our plan, we also intend to seek to refinance our existing venture loan facility with Horizon Technology Finance Corporation and Fortress Credit Co LLC, under which we are required to begin making principal payments in October 2016. If we are unable to refinance this facility and are required to begin making principal payments as currently required, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments as of June 30, 2016, would only fund our operating expenses through the second quarter of 2017. We also intend to seek to enter into collaborations for the development, marketing and distribution of AGS-003 outside North America and of our non-oncology product candidates, including AGS-004. If we are unable to refinance our venture loan facility or enter into any such collaborations, we may be required to implement additional measures to materially reduce our operating expenses, which could adversely affect our business and operations. It is also possible that our available funds will not enable us to reach a sufficient number of events to permit the primary analysis and assessment of overall survival in the ADAPT trial because the actual costs and timing of clinical trials are difficult to predict and are subject to substantial risks and delays.

Common stock to be outstanding after this offering:

41,122,361 shares of common stock, which is based on 32,031,452 shares of our common stock outstanding as of June 30, 2016, and excludes the shares of common stock issuable upon exercise of the warrants being offered by us in this offering and also excludes the following:

•    82,780 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2016, at an exercise price of $9.06 per share;

•    6,848,328 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2016, at an exercise price of $5.35 per share;

•    one share of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2016, at an exercise price of $23,894.34 per share;

•    4,422,086 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2016, at a weighted average exercise price of $6.08 per share; and

•    777,939 shares of common stock available for future issuance under our equity compensation plans as of June 30, 2016.

Potential purchases by existing stockholder:	Certain of our existing principal stockholders, including Pharmstandard International S.A. and entities affiliated with Forbion, have indicated an interest in purchasing an aggregate of up to approximately 3,909,090 shares of our common stock and accompanying warrants to purchase up to 2,931,817 shares of our common stock in this offering at the public offering price. If these stockholders purchase all the shares and accompanying warrants they have indicated an interest in purchasing in this offering (and elect to not have the percentage limitation in the warrant be effective), our executive officers, directors and affiliates of all officers and directors will beneficially own, in the aggregate, approximately 64.77% of our outstanding common stock upon the closing of this offering, and Pharmstandard International S.A. will beneficially own, in the aggregate, approximately 38.72% of our outstanding common stock upon the closing of this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares and warrants than they indicate an interest in purchasing or not to purchase any shares and warrants in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock and warrants. In addition, the underwriters could determine to sell fewer shares and warrants to any of these stockholders than the stockholders indicate an interest in purchasing or not to sell any shares and warrants to these stockholders. The underwriters will not receive any underwriting discount on the sale of shares of common stock and accompanying warrants to these existing stockholders.

Dilution:	Our pro forma net tangible book value as of March 31, 2016 was $9.7 million, or $0.31 per share of our common stock. After giving effect to our issuance and sale of 9,090,909 shares of common stock and accompanying warrants in this offering at the public offering price of $5.50 per share of common stock and accompanying warrant, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the warrants issued in this offering, the pro forma as adjusted net tangible book value as of March 31, 2016 would have been $57.9 million, or $1.44 per share. This represents an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $1.13 per share. The public offering price per share of common stock and accompanying warrant significantly exceeds the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of common stock and warrants in this offering will suffer an immediate dilution of their investment of $4.06 per share.

Trade Date:	July 28, 2016

Settlement Date:	August 2, 2016

The issuer has filed the Registration Statement (including a prospectus dated May 14, 2015 and the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before investing in the offering, you should read the Preliminary Prospectus, the accompanying prospectus for the offering and the other documents Argos has filed with the SEC, which are incorporated by reference therein and provide more complete information about Argos and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying prospectus if you request it by contacting Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104 or by telephone: (415) 364-2720; or JMP Securities LLC, Attn: Prospectus Department, 600 Montgomery Street, 11th Floor, San Francisco, CA 94111 (415-835-8985).